Mail Stop 3561

								April 11, 2006

 BY U.S. Mail and Facsimile [ (703) 256 - 2430 ]

 Ms. Cheryl A. Dragoo
   Chief Financial Officer
 BOWL AMERICA INCORPORATED
 6446 Edsall Road
 Alexandria, Virginia  22312

 	Re:	Bowl America Incorporated
Supplemental response letter dated March 29, 2006 regarding the Form
10-K for Fiscal Year Ended July 3, 2005
 		File No. 1-07829

Dear Ms. Dragoo:

	We have reviewed your supplemental response letter to us dated
March 29, 2006 in response to our letter of comment dated March 9, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp", within ten (10) business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Ms. Cheryl A. Dragoo
Bowl America Incorporated
April 11, 2006
Page 2

FORM 10-K (Fiscal Year Ended July 3, 2005)
July 3, 2005 Annual Report (as incorporated by reference)

Consolidated Statements of Cash Flows, page 7

1. We have reviewed your response to prior comment 4 with respect to the sale of the Silver Spring property and the purchase of the property in Henrico County, Virginia. Based on the information supplementally provided along with the disclosures in the July 3, 2005 Annual Report on Form 10-K, it appears that there are two separate monetary transactions involved. The first monetary transaction is the August 2003 sale of the Silver Spring facility for gross cash proceeds of $2,300,000 and the $2,168,117 gain recorded on the sale. As such, the fiscal 2004 financial statements should separately reflect this transaction, including the net cash proceeds of $2,280,088 within "cash" on the balance sheet and as "proceeds received on sale of facility" within cash flows provided by investing activities in the statements of cash flows, notwithstanding that the net proceeds from the sale were deposited with an intermediary, Land
America. The second monetary transaction is the February 2004 purchase of property located in Henrico County, Virginia for $1,924,073. The fiscal 2004 financial statements should separately reflect this transaction, including the purchase price of the property as "expenditures for land, buildings, and equipment" within investing activities of the statements of cash flows, and as a reduction in your "cash" account on the balance sheet. To the extent the monies are determined to be "restricted" from the time the funds were first deposited with Land America, until the subsequent purchase of the Virginia property, the interim financial statements should reflect a "restricted cash" balance. These two transactions should also be separately described in your MD&A and financial statements and related footnotes where applicable, as monetary, rather than non-monetary, transactions under GAAP. Please revise in future filings beginning with your next Quarterly Report on Form 10-Q.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Mr. Lyn Shenk, Assistant Chief Accountant, at
(202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief